August 1, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Form 10-Q for the Quarterly Period Ended March 31, 2022 File No. 001-36555

Gentlepersons:

We are in receipt of your letter dated June 24, 2022, regarding our response, dated June 13, 2022, to your prior comment letter. Unless the context otherwise applies, we reference the comments in your June 24th letter as “comments” and comments in your prior comment letters as “prior comments”. For ease of reference, we have set forth each of your comments below in bold with our response to each comment set forth immediately below each such comment. Please note that responses to comments 3, 11, 12 and 13 are currently in the final review stages and we will provide complete responses to those comments no later than Friday, August 5, 2022. In the interest of time and further to our previous correspondence with the staff, all other responses are outlined below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Operations, page F-5

1.	Your response to prior comment 1 addresses your classification during 2021. Please also explain the basis for classifying the realized gain on the sale of digital currencies outside of loss from operations within other income/expenses for all periods presented. Cite the authoritative accounting literature that supports your accounting.

For the years ended December 31, 2021 and 2020, the Company recorded realized gains related to the sale of digital currencies of $14 thousand and $15 thousand, respectively. The Company acknowledges that the authoritative guidance does indeed require an entity to report gain on sales of non-financial assets as a component of income from operations, while it classified the gains in non-operating income. However, based on our SAB 99 analysis and the materiality thresholds therein, the Company concluded that the amounts involved were considered to be immaterial from both a quantitative and qualitative perspective. On a prospective basis, the Company will present similar gains or losses as a component of income or loss from operations with prior comparative periods reclassified to conform to the current classification.

Notes to Consolidated Financial Statements

Note 1 - Organization and Description of Business

Organization, page F-8

2.	We note your response to prior comment 2 regarding the BTC loaned to NYDIG under the Master Securities Loan Agreements. Our comment was meant to solicit a comprehensive accounting analysis on how you are accounting for the borrowed BTC and the collateral and your classification of the interest received on the BTC loans in your statement of cash flows with reference to the specific authoritative literature that supports your accounting. Please provide such a response. Ensure that your response includes, but is not limited to, how you determined that you did not meet the derecognition criteria and control was not transferred to the borrower. Also, tell us how the interest received on the BTC loans is classified in your statement of cash flows and the basis for such classification. In addition, please explain why your response indicates that there was no collateral, while your disclosure on page F-12 states that NYDIG is to transfer collateral to you with a market value at least equal to 100% of the market value of the loaned BTC.

Comprehensive accounting analysis on loaned BTC:

During the period in question, the Company loaned 600 BTC to NYDIG under Master Securities Loan Agreements (“MSLA”). This included a physical transfer of BTC from the Company’s wallet to a separate wallet at NYDIG. The MSLA states that either party may terminate the loan by providing notice to the other party. Upon termination pursuant to paragraph 6.2 of the MSLA, the borrower is required to immediately return borrowed BTC to the Company; this is, in effect, a call option for the Company on its loaned BTC.

The Company accounts for its BTC as an intangible asset, and therefore the loan thereof is outside the scope of ASC 842, and is derecognized pursuant to ASC 350-10-40-1, which in turn refers to ASC 610-20. ASC 610-20 refers to control indicators in ASC 606-10-25-25 and 25-30 to determine whether control of the lent units have been transferred to the borrower upon transfer. This includes the repurchase agreements guidance in ASC 606-10-55-66 through 55-73 (note: Example 2 Case B in Subtopic 610-20 illustrates that this implementation guidance applies equally to transfers of nonfinancial assets subject to ASC 610-20 as it does to those under ASC 606). The Company concluded that the loan did not meet this derecognition criterion (i.e., control transfer) in ASC 606 because the Company held a repurchase right in the form of a call option under ASC 606 10-55-67(b) and therefore retained control per ASC 606-10-55-68. The Company further concluded that the call option was substantive per ASU 2014-09 BC426 which states that “However, the Boards observed that if the call option is non-substantive, that option should be ignored in assessing whether and when the customer obtains control of a good or service (to be consistent with the general requirement for any non-substantive term in a contract).” The call option is substantive because the Company may call the digital assets back at its market value without having to expend additional resources. The Company exercised this call option on June 13, 2022 and terminated the loan as part of its treasury management process. The BTC loaned has been returned by to the Company by NYDIG.

Given the similarity of the Company’s MSLA arrangement to the fact pattern outlined in Q&A #25 of the AICPA Digital Assets Accounting Guide dated June 2022, the Company considered the outlined accounting pattern therein in concluding that the loaning of the BTC would not be derecognized (since the Company retains control pursuant to the existence of a substantive purchase right under ASC 606-10-55-67(b) as discussed above), and no gain/loss should be recognized upon transfer of the BTC under ASC 610-20. Loaned BTC were accordingly classified as “Digital currencies, restricted” on the December 31, 2021 balance sheet, providing useful information about the restrictions on them versus our BTC not loaned. In addition, as outlined in question 25 of the AICPA Digital Assets Accounting Guide, we noted that the loaned fees earned should not be accounted for under ASC 835, but rather, is a fee received in exchange for the service of permitting the borrower to use the Company’s BTC, consistent with Q&A #25 in the AICPA Digital Assets Accounting Guide.

We are aware that there are further developments and considerations around the conclusions in Q&A #25 in the AICPA Digital Assets Accounting Guide that have arisen in the last month (July 2022), whose details we are not privy to. However, in developing our accounting and disclosure for our most recent Annual Report on form 10-K, we believe that we followed the appropriate authoritative and interpretive guidance available at the time and that our accounting and disclosure were consistent therewith.

Interest received on loaned BTC:

Amounts comprising interest received on the loan were $129 thousand for the year ended December 31, 2021. There were no such BTC loans in 2020 or 2019. Such amounts were received in cash, but remained in a digital asset account at NYDIG. We included this as a source of cash in the caption “Changes in operating assets and liabilities – digital currencies” in the Statements of Cash Flows. Regarding the line item “Interest received from digital currencies, restricted” - this line item should not have been included in Statements of Cash Flows with zero for the year ending December 31, 2021. This was a classification mistake that we concluded was immaterial. Nonetheless, we will reclassify such amounts prospectively to conform any comparable prior period amounts with current period classification.

Collateral for loaned BTC:

The Staff further inquired as to why the Company disclosed that no collateral was transferred although the MLSA calls for the transfer of collateral. As stated in Section 2.2 of the MLSA, collateral is to be transferred to the Company by NYDIG unless otherwise agreed upon by the parties. In this particular case, the parties specifically agreed that no collateral was to be transferred. We will revise disclosure prospectively to clarify that collateral is required unless the parties agree otherwise and that the parties, in this specific case, agreed that collateral was not required.

A draft of the proposed disclosure follows, with additional disclosure underlined and deleted disclosure stricken-though:

On August 27, 2021, Marathon Digital Holdings, Inc. (the “Company”) entered into a Master Securities Loan Agreement (the “Agreement”) with NYDIG Funding, LLC (“NYDIG”). Pursuant to the Agreement, the Company will loan its bitcoin (“BTC”) to NYDIG with an interest rate of three percent (3%) per annum. Interest accrues daily and is payable monthly. The Agreement provides that the Company may recall its BTC at any time. The parties have the option, but not the obligation, to require the loan to be collateralized by BTC. If the parties agree that collateral is to be utilized, NYDIG shall, prior to or concurrently with the transfer of the of the BTC to NYDIG, but in no case later than the close of business on the day of such transfer, transfer to the Company collateral with a market value at least equal to 100% of the market value of the loaned BTC, and the Company is granted a first priority lien on such collateral. As of December 31, 2021, the Company loaned 300 BTC to NYDIG. The parties agreed that collateral was not required for this loan. The caption describing the loan balance for prior periods has been renamed as “loans of digital currencies” on the balance sheet.

3.	We note your response to prior comment 3 regarding the Simple Agreement for Future Equity (“SAFE”) agreements. As previously requested, please address the following:

●	Provide us with a complete description of the material rights and obligations of these agreements.
●	Explain why the SAFEs are considered equity method investments under ASC 323. Refer to ASC 323-10-15-3.
●	Provide us with your comprehensive analysis to support your accounting for these agreements with contextual references to the authoritative literature applied.

The Company’s response to this comment is under final internal review. Our full response will be provided by Friday, August 5, 2022.

Note 2 - Summary of Significant Accounting Policies

Digital Currencies, page F-13

4.	We note your response to prior comment 4. Your policy of utilizing a standardized time on a daily basis to assess for impairment does not appear to comply with ASC 350-30-35- 18 that indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Please revise your accounting to comply with ASC 350. We note from your response to prior comment 11 in your letter dated April 22, 2022 that compliance with ASC 350 would not result in a material difference from your valuation on a nightly basis. For each of the periods presented, please provide us with your materiality analysis of the difference between the results of an impairment evaluation based on the pricing of BTC on a nightly basis and the price of BTC at any time it is below the cost.

The Company considers its digital currencies to be indefinite lived intangible assets as the digital currencies do not meet the definitions under US GAAP to be considered financial instruments or cash. As such, the Company is accounting for its digital currencies pursuant to ASC 350 “Intangible Goodwill and Other”. Pursuant to ASC 350-30-35-18 an intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

We note in your comment the italicized “at any time” and wish to specifically address the comment with this phrase in mind. BTC prices update continually on public exchanges 24 hours per day, 365 days per year. Given the continuous nature of BTC pricing there are numerous points during any day that could be an indication that it is more likely than not that an asset is impaired, including declines in value measured using daily lows, daily averages, or daily closing prices. However, it is impossible to make a determination of impairment in real time since the markets are always moving. Given these circumstances, the company reviews its BTC for impairment daily, looking back on these indicators and recording an impairment based on the daily closing price of BTC as defined by Yahoo Finance (https://finance.yahoo.com/quote/BTC-USD) and published daily at 23:59 GMT. Note that this is the same price utilized for revenue recognition purposes as outlined in our response to comment 11 which follows. The Company applies this methodology as a practical expedient in applying ASC 350-30-35-18 in that it enables us to look back on the various data points of the day (i.e., the “events or circumstances”) as we are making the determination whether it is more likely than not that the asset has become impaired. The Company believes that this method of measuring impairment is consistent with predominant industry practice.

Our BTC holdings subject to impairment and classified as “Digital Currencies and Digital Currencies – restricted” at December 31, 2021 and December 31, 2020 totaled $123.2 million and $2.3 million, respectively using the methodology described above. Based on the Staff’s comments, we looked back at the intra-day low price as the basis for evaluating impairment. Had we used this basis, the reported balances would have been $120.4 million and $2.2 million, respectively.

The Company believes that our methodology enables us to accurately determine if it is more likely than not that an asset has been impaired, is aligned with industry standards as a practical expedient, and results in a materially accurate calculation of the carrying value of digital currencies and any resulting impairment. However, if the Staff advises that in its view it is more appropriate to use the daily low price in determining impairment, we are certainly amenable to changing our methodology on a prospective basis.

5.	We note your response to prior comment 5. As previously requested, please explain the basis for any differences from prior periods in the presentation of cash flows from the disposition of digital currencies on the statement of cash flows. In this regard, explain the basis for your classification as investing activities in 2019 and 2020, and provide the contextual reference to the authoritative accounting literature relied upon.

The Company followed ASC 230-10 in its classification of cash flows. Regarding the sale of digital currencies on the statement of cash flows in 2019 and 2020, these amounts relate to the actual sale of BTC to raise cash (USD) to fund operational expenditures. These sales of BTC for USD are included in investing activities in the statement of cash flows. The cash payments (in USD) that were made to satisfy the obligations for goods and services are included within operating activities in the statement of cash flows. The disposition in 2021 relates to a payment to a third party blockchain developer in BTC for services rendered. This amount is included in “Changes in Operating Assets and Liabilities – Digital Currencies” within operating activities in the statement of cash flows as it represents payments directly to suppliers for goods and services.

6.	You indicate in response to prior comment 5 that you are currently loaning 600 BTC to NYDIG and are not currently purchasing forward contracts related to cryptocurrency. Please tell us the type of contracts you do enter into involving your cryptocurrency holdings and, for those other than the arrangements addressed in other comments, please explain how you are accounting for such arrangements. In this regard, please explain the arrangements referred to by your CEO in the May 2, 2022 Bloomberg News article entitled, “BTC-Hoarding Miners Turn to Options Market for Cash Infusion.”

As previously discussed, we have terminated the BTC MLSA as of June 13, 2022 and are not otherwise loaning BTC at this time. We have not entered any other contracts involving our BTC other than the now-terminated MLSA. Regarding the May 2, 2022 article, the Company’s CEO was asked a question about the Company generating yield on its BTC. To that end, the CEO discussed a potential future strategy of yield generation through the purchase and sale of BTC call options. To be clear, this was a forward-looking statement, and the Company has not implemented this or any other hedging strategy.

Investment Fund, page F-15

7.	In response to prior comment 6, you state, “As the Company owns 100% of the limited partnership interests in the fund, and the fund can be collapsed at any time, with the Company retaking direct ownership of the bitcoin in question, the Company, for all practical purposes, does own the bitcoin, even if technically indirectly through the fund of one.” Please explain how this assertion is consistent with your accounting treatment for your investment in NYDIG Digital Assets Fund III, LP.

The Company has re-evaluated its accounting for its limited partnership interest in the NYDIG Digital Assets Fund III, LP, as follows:

ASC 810 Consolidation Scope Exceptions:

The NYDIG Digital Assets Fund III LP (“Fund”) is a legal entity. However, as none of the consolidation or variable interest entities (“VIE”) scope exceptions in ASC 810-10-15-12 or 15-17 apply, the Company evaluated whether the Fund is considered a VIE.

Variable Interest Entity Determination:

The Fund’s equity at risk is comprised of its limited partnership (“LP”) interest held by the Company as the sole LP. Such LP interest is equity at-risk per ASC 810-10-15-14(a) given it:

●	Is GAAP equity;
●	Participates significantly in profits and losses as it absorbs 100% of all profits and losses of the Fund via 100% allocation to its capital account;
●	Was issued in exchange for cash, and was not issued in exchange for subordinated interests in other VIEs;
●	Does not include amounts provided by the Fund to the Company by the Fund itself or any other parties involved with the Fund; and
●	Does not include amounts financed by the Fund itself or any other parties involved with the Fund.

The $150 million equity at risk is sufficient to allow the Fund to finance its activities of investing in and paying the management fee for the investment of digital assets and digital assets-related financial instruments. Therefore, the Fund does not meet the first criterion to be a VIE under ASC 810-10-15-14(a).

The general partner of the Fund (the “GP”), who is an unrelated party who holds no ownership interest in the Fund, manages and makes decisions over all the activities undertaken by the Fund. The Company, as sole LP and 100% partnership interest holder of the Fund, has the ability to withdraw or redeem up to all its LP interests at any time without a substantive barrier to exercise such withdrawal or redemption right. The Company previously stated in the response to comment 13 dated April 22, 2022 that withdrawing its sole LP investment in the Fund would not necessitate dissolution of the Fund and that such withdrawal right is not a substantive lock-out right. The Company has since reconsidered the substance of this withdrawal right in light of the actual outcome of our recent withdrawal of BTC from the fund and our additional review of interpretive guidance from Questions 4.4.160 (consideration of withdrawal rights as lock-out rights under the VIE definition), 5.2.160 (consideration of withdrawal rights as lock-out rights in a limited partnership under the voting interest model), and specifically, 6.4.90 of KPMG’s Consolidation Handbook dated May 2022 that states:

“…withdrawal rights may implicitly require liquidation of a legal entity. These may function similarly to substantive lock-out rights given their ability to force a liquidation. For example, consider the following withdrawal right: […] one investor holds a substantial portion of the investment interests in the fund; the investor has the right to withdraw its entire investment upon notifying the fund; a withdrawal by the investor would compel the fund to liquidate all its investments to satisfy the withdrawal right. If there were no significant barriers to exercise, this withdrawal right would be similar to a substantive liquidation right, and therefore equivalent to a substantive lock-out right.”

Accordingly, while the Fund has the ability to continue existing as a legal entity after such withdrawal, the Company has revised its views and believes that the withdrawal of 100% of the equity at risk of the Fund as akin to a liquidation right which is in turn, viewed as a unilaterally exercisable substantive kickout right over the general partner of the Fund. The Company’s in-substance kickout right over the GP who is the decision maker over all activities of the Fund indicates that the Company has the power over the activities that most significantly impact the economics of the Fund As such, the Fund does not meet the second criterion to be a VIE under ASC 810-10-15-14(b)(1).

The Company has the rights to receive 100% return of its at-risk LP interest in addition to all the capital appreciation or net capital depreciation and expenses attributable to such interests upon withdrawal from the Fund. Accordingly, the Company, as the sole LP and equity-at risk holder of the Fund does not lack the obligation to absorb the expected losses or right to receive the expected residual returns of the Fund. Therefore, the Fund does not meet the third and fourth criteria to be a VIE under ASC 810-10-15-14(b)(2) and 15-14(b)(3).

The Company as the sole LP and 100% equity-at risk holder of the Fund also possesses 100% voting rights over the Fund through its substantive unilateral kickout right and the activities of the Fund are conducted primarily for the benefit of the Company. Therefore, the Fund does not meet the fifth criterion to be a VIE under ASC 810-10-15-14(c).

Consolidation of a voting interest entity:

Given the Fund does not meet any of the criteria of a VIE under ASC 810-10-15-14 and has 100% voting interest over the Fund through its unilaterally exercisable substantive kickout right, the Company has reconsidered its accounting conclusions and determined that it has a controlling financial interest in the Fund and therefore consolidates the Fund under the voting interest model. This revised accounting conclusion differs primarily due to the reconsideration of the Company’s withdrawal right as sole LP with that withdrawal right representing, in-substance, a lock-out right. Such substantive lock-out right gives the Company majority controlling financial interests as limited partners owning the majority of a partnership’s kickout rights is presumed to have the controlling financial interest when the only other party in the Fund (the general partner) does not have substantive participating rights to prevent the Company’s withdrawal as LP.

Evaluation of the Fund as an Investment Company:

The Company further evaluated whether the Fund meets the definition of an investment company per ASC 946-10-15-6 to determine whether it should retain the industry-specific fair-value accounting principles of an investment company in consolidation as provided for in ASC 810-10-25-15.

In our April 22, 2022 response to comment 13 in the letter from the Staff dated April 8, 2022, the Company analyzed and concluded that the fundamental characteristics of an investment company as described in ASC 946-10-15-6 are met and that three of the five typical characteristics of an investment company as described in ASC 946-10-15-7 are also met. Therefore, the Company determined that the Fund possesses the characteristics of an investment company and, given the Company holds a controlling financial interest with 100% of the voting interest through its LP interest, the Company will consolidate the Fund and account for its investments as prescribed by ASC 946 at fair value in accordance with the principles in ASC 820.

The Company previously accounted for its investment in the Fund at fair value, which was determined based on the fair value of the underlying assets in the Fund. In consideration of the revised conclusion above that the Company will consolidate the Fund under the voting interest model, the Company will now account for the investments within the Fund at fair value, which results in no measurement difference in the Company’s balance sheet or income statement. The Company acknowledges that its disclosures are unclear as to whether it is presenting its investment in the Fund or the underlying assets in the Fund and therefore will prospectively clarify its revised accounting policy that it will consolidate the Fund and its basis of accounting for assets within the Fund in Note 2 – Summary of Significant Accounting Policies, Investment Fund as follows with underlined text representing proposed added disclosure, and ~~stricken~~ text representing proposed deleted disclosure:

“…On January 25, 2021, the Company entered into a limited partnership agreement with NYDIG Digital Assets Fund III, LP (“Fund”) whereas the Fund purchased 4,812.66 BTC in an aggregate purchase price of $150 million. The Company owns 100% of the limited partnership interest and consolidates the Fund under a voting interest model. The consolidated assets in the investment fund are included in current assets in the consolidated balance sheets under the caption “Digital currencies held in investment fund”.

The Fund qualifies and operates as an investment company for accounting purposes pursuant to the accounting and reporting guidance under ASC 946, Financial Services – Investment Companies, which requires fair value measurement of the Fund’s investments in digital assets. The digital assets held by the Fund are traded on a number of active markets globally, including the over the counter (“OTC”) market and digital asset exchanges. A fair value measurement under ASC 820 for an asset assumes that the asset is exchanged in an orderly transaction between market participants either in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset (ASC 820-10-35-5). The fair value of the assets within the Fund are determined at the end of each reporting period based on pricing obtained from CoinDesk Bitcoin Price Index at approximately 4pm New York time. Any changes in the fair value of the assets are recorded in the Consolidated Statement of Operations under the caption “Change in fair value of investment in NYDIG fund.” ~~An entity must have access to the principal (or most advantageous) market at the measurement date (ASC 820-10-35-6A).~~”

8.	We note your response to prior comment 7. Notwithstanding that you anticipate the investment fund to be dissolved by the end of the third quarter of 2022, your historical financial statements will include your investment. Please provide us with your proposed revised accounting policy for your investment in the investment fund. That is, as previously requested, please address how you are accounting for your limited partnership interest in NYDIG Digital Assets Fund III, LP. As part of your response, also clarify for us where you provide the disclosures required by ASC 820-10-50-6A.

As described in the response to comment 7 above, the Company has determined the Fund should be consolidated under the voting interest model. As the Fund meets the definition of an investment company per ASC 946, the Company initially and subsequently measures the assets held within the Fund at fair value on the Company’s consolidated balance sheet as described by ASC 946-325-35-1.

As of December 31, 2021, the only investment in the Fund was approximately 4,794 BTC. Management considered whether bitcoin held in the Fund meets the criteria in ASC 820-10-15-4 and notes that notwithstanding that the Fund is an investment company within the scope of Topic 946, the bitcoin held as investment in the Fund has a readily determinable fair value given its sales prices are published on the CoinDesk Bitcoin Price Index.

Accordingly, the fair value of the assets held in Fund is disclosed in accordance with ASC 820-10-50-2 for all classes of assets and liabilities as disclosed in Note 2 – Significant Accounting Policies – Fair Value of Financial Instruments under the caption “Investment Fund” and Note 2 – Significant Accounting Policies – Digital Currencies. Further disclosures required by ASC 820-10-50-6A for investments in the scope of ASC 820-10-15-4 are not applicable given the Company is not applying the net asset value practicability exception as described in ASC 820-10-15-4 through 15-5.

9.	We note your response to prior comment 8 indicating that the purchase of that amount of bitcoin requires expertise unrelated to your business. Tell us whether the management fee is meant to compensate for this expertise and how you considered ASC 810-10-25-38H. Further explain the basis for why you would fund 100% of the capital of DAF III, yet not retain any control over how that capital is deployed. Address how you considered whether you had the opportunity and the incentive to establish arrangements that result in you being the variable interest holder with that power to direct the activities that most significantly impact the economic performance of the VIE. Also explain how it was considered that your economic interest is proportionately greater than your stated power to direct the activities of DAF III. Refer to ASC 810-10-25-38F through 25-38G.

As described in the response to comment 7 above, the Company has revised its accounting for the Fund and consolidates the Fund under the voting interest model. Therefore, the Company respectfully acknowledges the Staff’s comment and has determined that the requested explanations are no longer applicable.

10.	We note your response to prior comment 9. As previously requested, please provide us with your comprehensive analysis of de facto agents pursuant to ASC 810-10-25-43. As part of your analysis, tell us how you considered your BTC loans to NYDIG and that you rely on NYDig for custodian services.

As described in the response to comment 7 above, the Company has revised its accounting for the Fund and consolidates the Fund under the voting interest model. Therefore, the Company respectfully acknowledges the Staff’s comment and has determined that the requested analysis over de facto agency is no longer applicable.

Revenue Recognition, page F-15

11.	In response to prior comment 12, you indicate that there is only a delay in the transfer from the pool wallet to the respective customer’s wallet (including the Company) when BTC is earned outside of normal business hours. We noted in the prior comment that the constructive receipt of the mining reward can be at least two days from contract inception based on your response to prior comment 14 in your letter dated April 22, 2022 indicating that NYDIG confirms the allocation among pool participants within 24 hours of a block reward and, once the NYDIG calculations are confirmed, you aggregate all the BTC rewards at the end of that day. As previously requested, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception. In this regard, your analysis of ASC 606-10-32-21 does not appear to address the concept that noncash consideration should be measured at contract inception. In addition, please address the concept in ASC 606-10- 32-23 that changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration should not be included in the transaction price. Your disclosure should address any difference between the fair value of the BTC when you recognize revenue at the end of the day upon constructive receipt and the fair value of the noncash consideration at contract inception.

The Company’s response to this comment is under final internal review. Our full response will be provided by Friday, August 5, 2022.

12.	We note your response to prior comment 13. Please further clarify the statement in the context of the operation of your own mining pool that “revenues associated directly with BTC mining activities are recorded net of any pool fee with an offsetting cost of revenue.” Explain why the pool fee revenue you earn as the pool operator would be a reduction to revenue. In this regard, we note your conclusion that, as the pool operator, you are the principal, and you have full control of the BTC rewards to be transferred to the pool participant. You indicate that you provide transaction verification service to the blockchain network by the pool. It is our understanding that the pool participants provide you with computing power in exchange for the BTC reward. As the pool operator, tell us what consideration you gave to the gross presentation of the reward from your BTC mining activities as revenue with the net BTC reward distributed to your customer’s wallets, which you indicate is the transaction price, presented as your cost of revenue. Your revenue recognition accounting policy should be revised, accordingly.

The Company’s response to this comment is under final internal review. Our full response will be provided by Friday, August 5, 2022

13.	You indicate that you are not proposing a revised revenue recognition policy. However, we note the accounting policy disclosed in Critical Accounting Matters in your Form 10-Q for the quarterly period ended March 31, 2022 was revised and does not address certain aspects of revenue recognition that are disclosed in your revenue recognition policy in your Form 10-K for the year ended December 31, 2021, such as how you account for variable consideration. As such, and in light of the nature of our comments, as previously requested, and to facilitate our review, please provide us with your proposed revised revenue recognition policy disclosure.

The Company’s response to this comment is under final internal review. Our full response will be provided by Friday, August 5, 2022.

Note 5 - Debt, Commitments and Contingencies

Revolving Credit Line, page F-27

14.	We note your response to prior comment 14. Our comment was meant to solicit a comprehensive analysis of your accounting for BTC stored in a custody account for the benefit of the Bank pledged as collateral. In this regard, please explain why it is appropriate to classify the required collateral as restricted digital currency on your balance sheet pursuant to ASC 820. Provide the contextual reference to the authoritative accounting literature that supports your accounting for the transfer of the BTC. Your response should address, but not be limited to, what consideration was given to terms of the collateral under the revolving line of credit as disclosed on page F-27. In addition, please explain the reference to ASC 805 and the impact on measurement from the risk of loss due to theft.

The facts and circumstances of this comment are similar to those discussed in response to comment 2 above with two exceptions:

●	In this case the Company is the borrower and not the lender
●	In this case the Company is utilizing BTC as collateral for revolving credit advances (the “RLOC”) that are made in USD. Note that in our response to comment 2 above, both sides of the transaction (lender and borrower) were utilizing BTC.

The lending process includes a physical transfer of BTC from the Company’s wallet to a separate collateral wallet at a Custodian. The BTC collateral required to support any RLOC borrowings are required, by agreement among the parties, to be valued in excess of the amount of the advances (in USD) received by the Company. Once in the collateral account, this BTC is restricted from use by the Company.

The Company referenced ASC 610-20 which refers to control indicators in ASC 606-10-25-25 and 25-30 in determining whether control of the BTC had been transferred to the lender. Despite the transfer of physical control of the BTC into a collateral account, the Company concluded that it retains the rights and risks of ownership of this collateralized BTC given the following fact pattern:

●	The Company bears the risk of loss due to market value declines of the BTC in the collateral account. Should the collateral decline in value beyond a certain point, the Company is required to add BTC to the collateral account to restore a minimum “loan to value” ratio.

●	The Company may also access the collateral in whole or in part under certain circumstances, including:

○	should BTC appreciate to the point that outstanding advances are overcollateralized beyond the point required by the loan agreement. In this case the Company may request a return of a portion of the BTC from the collateral account.

○	should the Company repay the loan in whole or in part. In this case all of the collateral would be returned to the Company

●	The lender has exclusive control over the collateral account, including liquidation of the collateral only in the event of a default under the RLOC. As a result, the lender in this case does not possess a call option on the BTC collateralized and may only access the BTC in the collateral under certain circumstances.

These facts and circumstances support that the Company maintains contractual control over the BTC in the collateral account and that said BTC is restricted from use by the Company. Note that there were no borrowings outstanding or collateral posted as of December 31, 2021.

Finally, the reference to ASC 805 in our previous response was a scrivener’s error.

Form 10-Q for the Quarterly Period Ended March 31, 2022

Consolidated Condensed Statement of Operations, page 4

15.	We note your response to prior comment 15. As previously requested, please clarify that the line item of total other (expenses) income excludes interest expense. In this regard, you should revise the line item description, accordingly.

The line item of total other (expenses) income excludes interest expense. We are revising our statements of operations on a prospective basis to address this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 15

16.	You indicate in response to prior comment 16 that, “Pursuant to ASC 360, the Company has given consideration to impairment and determined that the value of the asset is not impaired.” Please provide us with your accounting analysis that supports this conclusion. Address the change in the cash flows expected to result from the use and eventual disposition of the asset as compared to the carrying amount. Refer to ASC 360-10-35-17. In addition, please tell us what consideration was given to the impact of the intent to transition the Hardin operations on the carrying amount of the prepaid service contract and any other assets related to the Hardin Station.

In addressing this question, we both respond to your specific question and also address this issue in terms of the disclosure we intend to provide in our Form10-Q for the quarter ended June 30, 2022, related to Hardin.

The assets at Hardin are long-lived assets and as such are evaluated for impairment under ASC 360-35-21, which calls for a trigger-based assessment of recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Management concluded that the agreement to exit Hardin by August 15, 2022 constituted such a trigger event in that it created an expectation that it was more likely than not that significant components of this long-lived asset group would be disposed of before the end of their previously estimated useful life.

The Company first identified the asset group as (1) the Hardin data center infrastructure, (2) the prepaid service contract created pursuant to the Data Facility Services Agreement, and (3) BTC mining servers located within the data center. The Company determined that the primary asset (per ASC 360-10-35-31) in this asset grouping was the BTC mining servers, which make up the most significant component asset from which the asset group derives its cash flow generating capacity.

The Company evaluated the asset group for impairment using the recoverability method using the remaining life of the the primary asset (the BTC mining servers) as the period in which it evaluated the undiscounted cash flows. Unlike the data center infrastructure, the BTC mining servers can be relocated such that the anticipated exit from Hardin did not impact their estimated useful life. The undiscounted cash flow forecast was therefore not significantly impacted by the decision to exit Hardin. As a result of this analysis, we concluded at March 31, 2022 that the asset group was not impaired. However, given our impending exit from the facility we revised the estimated useful life of the data center infrastructure and the prepaid service contract to the remaining 4 ½ month term of our operating agreement at Hardin. This resulted in a significant increase in depreciation and amortization expense in the second quarter of 2022. The estimated useful life of the BTC mining servers remained unchanged.

On June 11, 2022, a severe storm passed through Hardin damaging the power generating facility that supplies the data center with power. As a result, the Company’s bitcoin production at the plant was significantly reduced. Anticipated repairs to the plant were persistently delayed until July 14, at which point the plant resumed operations at reduced power levels and operating capacity. The Company again evaluated the asset group for impairment using the recoverability method given this triggering event. The revised undiscounted cash flow forecast in this analysis were again relatively unchanged, given that the useful life of the primary asset was not impacted by this event and had, in fact only been reduced by about 2 ½ months given the passage of time from the March 31 evaluation. As a result, we again concluded that despite the outage at Hardin, the asset group still passed the recoverability test given the expected cash flow over the useful life of the primary asset.

Additional outages occurred at the plant throughout July and the Company decided to accelerate its exit from Hardin. On July 28, 2022 we executed agreements with the facility operator to essentially abandon the data center infrastructure and the prepaid service contract and remove all BTC mining servers from the site. As a result, the Company shortened the estimated useful life of the data center infrastructure and the prepaid service contract again (this time reducing it from August 15 to July 28) and recorded all the remaining depreciation and amortization related to these assets during the month of July.

As of July 31, 2022 the data center infrastructure assets have been fully depreciated and the prepaid service contract has been fully amortized. The BTC mining servers are currently being inventoried and removed from the facility and will be redeployed or sold. This information will be disclosed as a subsequent event in the upcoming report on form 10-Q for June 30, 2022.

Non-GAAP Financial Measures, page 17

17.	We note your response to prior comment 17 regarding your non-GAAP measures.

Please address the following:

a.	You indicate in your response that you will exclude the change in fair value of the fund from the calculation of Adjusted Net Income. Also revise your computation of Adjusted EBITDA to remove this adjustment, as it appears to result in an individually tailored accounting principal. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We thank the staff for your consideration of our perspective as outlined in our previous responses; nonetheless, in order to comply with your position, we will remove the adjustment related to changes in market value of the NYDIG Fund from the calculation of Adjusted EBITDA in all future filings and amounts for prior comparative periods will be reclassified to conform to current period classification. Management also intends to eliminate “Adjusted Net Income” as a non-GAAP measure on a prospective basis as a means of streamlining our non-GAAP disclosure.

b.	We continue to object to your adjustment for impairment of digital currencies, as we believe that adjusting for this item does not provide useful information to investors. Accepting and holding BTC and using cryptocurrency for treasury management appear to be core business functions and inconsistent with the purpose of including the measure of Adjusted EBITDA in your filing. In this regard, you state the purpose of the measure is to “provide a meaningful view of earnings performance.” We further acknowledge that BTC’s price volatility will continue to result in recurring impairment charges that will continue to impact earnings performance in future periods. Please revise your presentation of Adjusted EBITDA to remove this adjustment, consistent with the removal of the adjustment from your non-GAAP measure of Adjusted Net Income as noted in your response to prior comment 3 in your letter dated April 22, 2022. Refer to Rule 100(b) of Regulation G and CD&I Question 100.04.

We thank the staff for your engagement on this issue and for considering our perspective as outlined in our previous responses. In order to comply with your position, we will remove the adjustment related to the impairment of digital currencies from our calculation of Adjusted EBITDA in all future filings and amounts for prior comparative periods will be reclassified to conform to current period classification.

c.	As previously requested, explain the nature of amortization of prepaid service contracts included in the non-GAAP adjustment to Adjusted EBITDA for depreciation and amortization. Tell us if it relates to the operation and maintenance services for the Hardin Facility pursuant to the Data Facility Services Agreement as noted from your disclosure on page F-10 of your Form 10-K for the year ended December 31, 2021. Explain how adjusting for the cost of services complies with Rule 100(b) of Regulation G, Item 10(e)(1)(i)(C) of Regulation S-K, and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We thank the staff for your engagement on this issue and for considering our perspective as outlined in our previous responses. This consideration consisted of 6 million shares of stock valued at $11.2 million and it does relate to the operation of the Hardin Facility pursuant to the Data Facility Services Agreement. Amortization of this prepaid contract was classified as cost of revenues in prior periods. In our upcoming report on form 10-Q, we are planning to segregate cost of revenues into two components, including (1) “cost of revenues – energy, hosting & other” and (2) “cost of revenues – depreciation and amortization”. Given your additional comments, we will include this expense as a component of “cost of revenues – energy, hosting & other” in our statements of operations in all future filings and we will remove the adjustment related to this item from the calculation of Adjusted EBITDA. All amounts for comparable prior periods will be reclassified to conform to current period classification.

Rule 100(b) of Regulation G prohibits the use of a non-GAAP financial measure that is misleading when viewed in context with the information accompanying that measure and any other accompanying discussion of that measure. We believe that the non-GAAP measure of Adjusted EBITDA, as described above, coupled with our proposed disclosure language outlined below, complies with Rule 100(b) because this measure is a logical and simple adjustment to the numbers which we have fully disclosed in a straightforward and easily comprehensible manner.

The proposed revised disclosure for our non-GAAP measure “Adjusted EBITDA” follows:

We provide investors with a reconciliation from net income to the non-GAAP measure Adjusted EBITDA as a component of Management’s Discussion and Analysis. We define Adjusted EBITDA as GAAP net income (or loss) for the period with adjustments to add back the impacts of (1) depreciation and amortization (2) interest expense (3) income tax expense and (4) adjustments for non-cash and non-recurring items which currently include (i) stock compensation expense, net of withholding taxes and (ii) impairments of patents (if applicable for the period presented).

Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this measure may not be comparable to similarly titled measures of other companies. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. Adjusted EBITDA is not meant to be considered in isolation and should be read only in conjunction with our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K as filed with the Securities and Exchange Commission. Management uses both Adjusted EBITDA and the supplemental information provided herein as a means of understanding, managing, and evaluating business performance and to help inform operating decision making. We rely primarily on our Consolidated Condensed Financial Statements to understand, manage, and evaluate our financial performance and use the non-GAAP financial measures only supplementally.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.